Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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             Vasogen Approved for Listing on NASDAQ National Market

Mississauga, Ontario (December 15, 2003) - Vasogen Inc. (TSX:VAS; AMEX:VSV), today announced that it has been approved for listing on the NASDAQ National Market. Trading on the NASDAQ is expected to commence on December 17, 2003, under the symbol VSGN. Vasogen's common shares will continue to trade on the AMEX until that time.

"As we advance our phase III clinical programs in two major areas of cardiovascular disease, listing on the NASDAQ represents a logical next step to support our Company's growth while offering shareholders increased liquidity," said David Elsley, President and CEO of Vasogen. "We have been extremely pleased with the professionalism of the American Stock Exchange, and thank them, as well as our specialist, Performance Capital, for their excellent service and support."


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About Vasogen:

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Vasogen's lead product, CelacadeTM (immune modulation therapy), is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to cells undergoing apoptosis (programmed cell death). CelacadeTM is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Vasogen is also developing a new class of drugs for the treatment of additional indications, including neuro-inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.